UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company FZE’s (“BPGIC”), Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”) and Brooge Energy Limited’s (“Brooge Energy” or the “Company”) expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) Brooge Energy’s and its subsidiaries’ ability to obtain financing for Phase III on commercially reasonable terms; (3) Brooge Energy’s and its subsidiaries’ ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Soil Investigation and the Environmental Impact Assessment report for Phase III; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (7) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Non-Reliance on Previously Issued Financial Statements

On November 16, 2020, the Audit Committee of the Board of Directors of Brooge Energy (the “Audit Committee”), in consultation with the Company’s management (“management”), concluded that Brooge Energy’s previously issued audited consolidated financial statements as of and for the period ended December 31, 2019 included in (i) Brooge Energy’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2020 and (ii) Brooge Energy’s registration statement on Form F-1 filed with the Securities and Exchange Commission on August 17, 2020 (File No. 333-248068) and declared effective on August 26, 2020, should no longer be relied upon because the Company has concluded that the warrants issued by it should have been accounted for as a derivative liability rather than equity.

Similarly, any press releases, earnings releases, and investor communications describing the Company’s financial performance for the above-referenced period should no longer be relied upon.

The adjustments required to correct this error will reduce equity by $15,709,460 and increase current liabilities by $15,709,460 after taking into account non-cash income of $1,273,740 related to changes in the estimated fair value of derivative warrant liability. This restatement had no impact on previously reported EBITDA and gross profit nor does this correction affect Brooge Energy’s underlying business operations.

The Company intends to release the restated financials for December 31, 2019, through an amended Annual Report on Form 20-F, and consolidated financial results for H1’2020 on or before November 30, 2020, which will be within the reporting window / grace period under the Company’s financing obligations and the Company’s listing disclosure requirement.

The Audit Committee has discussed the matters described above with management and PricewaterhouseCoopers, Brooge Energy’s current independent registered public accounting firm. Management has discussed the matters described above with Ernst & Young, Brooge Energy’s former independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: November 18, 2020	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer

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